# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, $0.0001 Par Value per share
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0002037164
Persons authorized to receive notices and communications: Thomas R. Knott, c/o Resolute Compo Holdings LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, (212) 256-8405

## Reporting persons
- Resolute Compo Holdings LLC (CIK 0002037164): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 49,290,409; sole dispositive power 0; shared dispositive power 49,290,409; aggregate amount beneficially owned 49,290,409 (17% of the class)
  Comment: Consists of 49,290,409 shares of Class A Common Stock, $0.0001 par value per share, issued by CompoSecure, Inc. (the "Class A Common Stock"), held of record by Resolute Compo Holdings LLC ("Resolute Compo Holdings").
  
  Row (13) is based upon 289,415,409 shares of Class A Common Stock that were outstanding as of January 12, 2026.
- C 323 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 49,290,409; sole dispositive power 0; shared dispositive power 49,290,409; aggregate amount beneficially owned 49,290,409 (17% of the class)
  Comment: Consists of 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  C 323 Holdings, LLC ("C 323 Holdings") is a non-managing member of Resolute Compo Holdings. Thomas R. Knott, an individual, is the sole and managing member of C 323 Holdings. Accordingly, Resolute Compo Holdings, C 323 Holdings and Mr. Knott may be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  Row (13) is based upon 289,415,409 shares of Class A Common Stock that were outstanding as of January 12, 2026.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 50,170,372; sole dispositive power 0; shared dispositive power 50,170,372; aggregate amount beneficially owned 50,170,372 (17.3% of the class)
  Comment: Consists of (i) 879,963 shares of Class A Common Stock held of record by Tungsten 2024 LLC ("Tungsten"), and (ii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and C 323 Holdings is a non-managing member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by C 323 Holdings. Mr. Knott is the sole and managing member of C 323 Holdings. Accordingly, Tungsten, Resolute Compo Holdings, Mr. John Cote, C 323 Holdings and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 289,415,409 shares of Class A Common Stock that were outstanding as of January 12, 2026.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 244,755; shared voting power 50,170,372; sole dispositive power 244,755; shared dispositive power 50,170,372; aggregate amount beneficially owned 50,415,127 (17.4% of the class)
  Comment: Consists of (i) 244,755 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days through the exercise of vested stock options, (ii) 879,963 shares of Class A Common Stock held of record by Tungsten, and (iii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and C 323 Holdings is a non-managing member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by C 323 Holdings. Mr. Knott is the sole and managing member of C 323 Holdings. Accordingly, Tungsten, Resolute Compo Holdings, Mr. John Cote, C 323 Holdings and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 289,415,409 shares of Class A Common Stock that were outstanding as of January 12, 2026.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,513,595; shared voting power 50,170,372; sole dispositive power 1,513,595; shared dispositive power 50,170,372; aggregate amount beneficially owned 51,683,967 (17.9% of the class)
  Comment: Consists of (i) 13,595 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days through the exercise of vested stock options, (ii) 879,963 shares of Class A Common Stock held of record by Tungsten, (iii) 49,290,409 shares of Class A Common Stock held of record by Resolute Compo Holdings and (iv) 1,500,000 shares of Class A Common Stock held by Ridge Valley LLC.
  
  Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and C 323 Holdings is a non-managing member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by C 323 Holdings. Mr. Knott is the sole and managing member of C 323 Holdings. Accordingly, Tungsten, Resolute Compo Holdings, Mr. John Cote, C 323 Holdings and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings, and Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Tungsten.
  
  Row (13) is based upon 289,415,409 shares of Class A Common Stock that were outstanding as of January 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 Par Value per share
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock") of CompoSecure, Inc., a Delaware corporation (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on September 19, 2024 (the "Initial Statement" and, as amended by those certain Amendment No. 1 filed on November 29, 2024, Amendment No. 2 filed on February 14, 2025, Amendment No. 3 filed on August 22, 2025, Amendment No. 4 filed on August 27, 2025, Amendment No. 5 filed on September 10, 2025, Amendment No. 6 filed on November 4, 2025 and this Amendment No. 7, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 2. Identity and Background
Name of person filing: See Row (1) of each Reporting Person's cover page.
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as specified in Appendix A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated to read in its entirety as found in Appendix A.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated to read in its entirety as found in Appendix A.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Resolute Compo Holdings LLC: /s/ John D. Cote, John D. Cote, Manager of Tungsten 2024 LLC, its managing member (01/14/2026)
- C 323 Holdings, LLC: /s/ Thomas R. Knott, Thomas R. Knott, Manager (01/14/2026)
- Tungsten 2024 LLC: /s/ John D. Cote, John D. Cote, Manager (01/14/2026)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (01/14/2026)
- John D. Cote: /s/ John D. Cote, John D. Cote (01/14/2026)